AB 3/15/02

02018860

3-21-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51384

SEC MAIL RECEIVED MAR 07 2002 WASH, D.C. 354 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TALBOT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 JEFFERSON NE
(No. and Street)

ALBUQUERQUE	NEW MEXICO	87109-0756
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATT CHAVEZ (505) 828-4020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name — if individual, state last, first, middle name)

999 THIRD AVENUE, SUITE 3500	SEATTLE	WASHINGTON	98104-4086
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATT CHAVEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TALBOT FINANCIAL SERVICES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
PAULA GARRETT
NOTARY PUBLIC-STATE OF NEW MEXICO
My commission expires: 8-11-04

Paula Garrett
Notary Public

Matt Chavez
Signature

SENIOR VICE PRESIDENT / CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of SAFECO Corporation)

Financial Statements and Supplemental Information
under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
Talbot Financial Services, Inc.

We have audited the accompanying statement of financial condition of Talbot Financial Services, Inc. (a wholly owned subsidiary of Talbot Agency, Inc., which is a wholly owned subsidiary of SAFECO Corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Talbot Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 10 and 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 1, 2002

Ernst + Young LLP

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of SAFECO Corporation)

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$1,683,558
Concessions receivable:	
Fixed annuity products	126
Variable annuity products	9,149
Receivable from Parent	250,000
Prepaid registered representative fees	10,061
Other assets	1,776
Property and equipment, net of accumulated depreciation	65,578
Deferred tax assets, net	910
Total assets	$2,021,158
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing organization	$ 36,734
Accounts and commissions payable	82,450
Payable to Parent and affiliates	11,409
Payable to SAFECO Corporation for federal income taxes	29,660
Total liabilities	160,253
Stockholder's equity:	
Common stock, no par value:	
Authorized shares – 1,000,000	
Issued and outstanding shares – 100,000	–
Additional paid-in capital	250,000
Retained earnings	1,610,905
Total stockholder's equity	1,860,905
Total liabilities and stockholder's equity	$2,021,158

See accompanying notes to financial statements.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of SAFECO Corporation)

Statement of Income

Year Ended December 31, 2001

Revenues	
Dealers' concession income:	
Concessions from TFN-PH	$2,309,742
Variable annuity products	242,417
Mutual funds	218,006
Individual life	1,991
AUM revenues	62,826
Total revenues	2,834,982
Expenses	
Commissions:	
Commissions to TFN-PH	51,025
Variable annuity products	4,188
Individual life	589
Salaries and producer compensation	1,842,188
Administrative and other	514,134
Total expenses	2,412,124
Income before income taxes	422,858
Provision for income taxes	152,475
Net income	$ 270,383

See accompanying notes to financial statements.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of SAFECO Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ –	$250,000	$1,340,522	$1,590,522
Net income	–	–	270,383	270,383
Balance at December 31, 2001	$ –	$250,000	$1,610,905	$1,860,905

See accompanying notes to financial statements.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of SAFECO Corporation)

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 270,383
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	17,300
Deferred tax benefit	(910)
(Increase) decrease in operating assets:	
Concessions receivable:	
Fixed annuity products	(126)
Variable annuity products	26,001
Mutual funds	145,114
Receivable from Parent	(250,000)
Prepaid registered representative fees	(10,061)
Other assets	4,560
(Decrease) increase in operating liabilities:	
Payable to clearing organization	36,734
Accounts and commissions payable	(304,322)
Payable to Parent and affiliates	(311,350)
Payable to SAFECO Corporation for federal income taxes	(455,316)
Net cash used in operating activities	(831,993)
Cash flows from investing activity – purchase of property and equipment	(82,878)
Decrease in cash	(914,871)
Cash at beginning of year	2,598,429
Cash at end of year	$1,683,558
Supplemental cash flow disclosure	
Income tax payments (paid to SAFECO Corporation)	$ 607,251

See accompanying notes to financial statements.

1. Organization and Nature of Business

Talbot Financial Services, Inc. (the Company) is a wholly owned subsidiary of Talbot Agency, Inc. (the Parent), which is a wholly owned subsidiary of SAFECO Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as a full-time general securities broker-dealer, including retail distribution of securities created and underwritten by affiliated and nonaffiliated companies.

The Company does business under the name of Talbot Financial Networks – Pleasant Hill (TFN-PH), whereby concession revenues are generated from sales of non-affiliated variable annuity products, variable life products, mutual funds, and assets under management revenues.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash

Cash consists of balances on hand and on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's (FDIC) insurance limits. The Company is exposed to credit risk from cash deposits not insured by the FDIC. At December 31, 2001, uninsured deposits totaled $1,583,558.

Concession Income and Commission Expense

Dealers' concession income and the related commission expense are recorded on the trade date as security transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 2 to 7.5 years.

2. Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by SAFECO Corporation. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The deferred tax asset relates to temporary differences in the accounting treatment of depreciation of fixed assets for financial reporting and income tax purposes.

3. Property and Equipment

Property and equipment is summarized as follows:

	December 31, 2001
Furniture and fixtures	$39,363
Computer equipment and software	43,515
Total property and equipment	82,878
Accumulated depreciation	(17,300)
	$65,578

4. Related-Party Transactions

SAFECO Investment Services, Inc.

The Company reimburses SAFECO Investment Services, Inc. (SIS), an affiliated company, for various administrative services provided by employees of SIS. Reimbursements paid under this arrangement amounted to $27,000 in 2001, none of which is payable at year-end. These reimbursements are accounted for as administrative expenses in the statement of income.

4. Related-Party Transactions (continued)

Talbot Agency, Inc.

The Company is charged for its share of certain payroll and other operational expenses incurred by the Parent related to operating and support functions. Such expenses amounted to $2,296,225 in 2001, of which $2,557 was payable at year-end. These charges are accounted for as administrative expenses in the statement of income. The Company received an investment from the Parent of $250,000 when it was formed.

5. Federal Income Taxes

The current and deferred tax portions of the provision for income taxes are as follows:

	Year Ended December 31, 2001
Provision for federal income tax – current	$153,385
Deferred tax benefit	(910)
Total income tax provision	$152,475

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital, equivalent to the greater of $25,000 or 6-2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2001, the Company had net capital of $1,523,305, which was $1,498,305 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

7. Benefits

The Company has a 401(k) plan, which covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations. The aggregate matching contributions to the plan for the year ended December 31, 2001 were $60,726.

8. Commitments and Contingencies

The Company has an asserted claim primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of the claim will not have a material adverse affect on the financial position and results of operations of the Company.

Supplemental Information

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of SAFECO Corporation)

Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2001

Net capital	
Total stockholder's equity from balance sheet	$1,860,905
Nonallowable assets	(337,600)
Net capital	$1,523,305
Computation of aggregate indebtedness net capital requirement	
Required minimum net capital:	
The greater of $25,000 or 6-2/3% of aggregate indebtedness	
($119,184 × 6-2/3%)	$ 25,000
Excess net capital	$1,498,305
Aggregate indebtedness	
Total liabilities	$ 119,184
Ratio of aggregate indebtedness to net capital	.08 to 1

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2001, computed by Talbot Financial Services, Inc. in its unaudited Form X-17a-5a, Part IIA, as filed with the National Association of Securities Dealers, Inc. on February 28, 2002, does not differ materially from the above computation, which is based on information derived from the audited financial statements.

Talbot Financial Services, Inc.
(An indirect wholly owned subsidiary of SAFECO Corporation)

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company does not carry customer accounts and is exempt from provisions of SEC Rule 15c3-3 under paragraph (K)(1) because the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies, and/or variable life insurance or annuity products, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
Talbot Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Talbot Financial Services, Inc. (a wholly owned subsidiary of Talbot Agency, Inc., which is a wholly owned subsidiary of SAFECO Corporation) (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11, and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 1, 2002

Ernst + Young LLP